May 22, 2019

Jonathan J. Ledecky
Chief Executive Officer
Pivotal Investment Corp II
c/o Graubard Miller
The Chrysler Building, 405 Lexington Avenue
New York, New York 10174

       Re: Pivotal Investment Corp II
           Draft Registration Statement on Form S-1
           Filed April 25, 2019
           File No. 377-02608

Dear Mr. Ledecky:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed April 25, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Jonathan J. Ledecky
FirstName LastNameJonathan J. Ledecky
Pivotal Investment Corp II
Comapany NamePivotal Investment Corp II
May 22, 2019
May 22, 2019 Page 2
Page 2
FirstName LastName
The Offering
Conditions to completing our initial business combination, page 14

2. We note the disclosure that NYSE rules require that the business combination has an aggregate fair market value of at least 80% of the value of the assets in the trust account.
         We also note your statement that "if we are not then listed on the NYSE for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test." Please revise to add a risk factor addressing the relevant risks associated with the fact that you may not be required to complete your business combination with a target having an aggregate fair market value of at least 80% of the assets held in the trust account at the time of signing the definitive acquisition agreement. Sources of target business, page 72

3. We note your statement that "[i]n no event, however, will our sponsor or any of our existing officers or directors, or any entity with which they are affiliated, be paid any finder's fee for introducing a target business to us." We also note your disclosure, in the section Limited Payments to Insiders on page 20, that "there will be no finder's fees, reimbursements or cash payments made by the company to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments ... payment of consulting, finder or success fees for assisting us in consummating our initial business combination ...." We also note similar statements
         throughout the prospectus. Please reconcile or advise us as appropriate.
Certain Relationships and Related Party Transactions, page 102

4. Please revise to identify your sponsor in the beginning of this section.
5. You indicate that "[a]n affiliate of our sponsor previously loaned to us $125,000." Please disclose identity of the affiliate of your sponsor here and throughout the prospectus.
Exclusive forum selection, page 114

6. We note your disclosure that your forum selection provision identifies the Court of
         Chancery in the State of Delaware as the exclusive forum for certain litigation, including derivative actions, "provided that [y]our stockholders will not be deemed to have waived
         [y]our compliance with federal securities laws and the rules and regulations thereunder and can therefore bring claims for breach of these provisions in any appropriate forum."
         Please clearly state whether your exclusive forum provision applies to Securities Act or
         Exchange Act claims. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
 Jonathan J. Ledecky
FirstName LastNameJonathan J. Ledecky
Pivotal Investment Corp II
Comapany NamePivotal Investment Corp II
May 22, 2019
Page 3
May 22, 2019 Page 3
FirstName LastName
       You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Beverages,
Apparel and
                                                        Mining
cc:      Jeffrey Gallant